Exhibit 1.02

Revolution Lighting Technologies, Inc.

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of Revolution Lighting Technologies, Inc. (referred to in this Report as the “Company,” “Revolution,” “we,” “us,” or “our”) for the reporting period from January 1, 2013 to December 31, 2013 (the “Reporting Period”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to specified minerals in the Rule as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on registrants who file reports with the SEC under Sections 13(a) or 15(d) of the Exchange Act whose manufactured products contain minerals specified in the Rule that are necessary to the functionality or production of their products. The specified minerals, which are collectively referred to in this Report as the “Conflict Minerals,” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten unless the Secretary of State determines that additional derivatives are financing conflict in one of the covered countries described below. These requirements apply to registrants regardless of the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

If a registrant can establish that the Conflict Minerals originated from sources other than the Democratic Republic of the Congo (“DRC”) or an adjoining country, specifically, Angola, Burundi, Central African Republic, the Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (collectively, together with the DRC, the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the reasonable country of origin inquiry completed.

If a registrant has reason to believe that any of the Conflict Minerals in its supply chain may have originated in the Covered Countries, or if the registrant is unable to determine the country of origin of those Conflict Minerals, then the registrant must exercise due diligence on the Conflict Minerals’ source and chain of custody.

1.	Company Overview

1.1	Description of the Products Covered by this Report

This Report has been prepared by management of Revolution. The content of this Report includes the activities of our wholly-owned subsidiaries that are required to be consolidated in our financial statements during the Reporting Period, including Seesmart Technologies, Inc. (“Seesmart”), Relume Technologies, Inc. (“Relume”) and Lumificient Corporation (“Lumificient”).

We design, manufacture, market and sell high-performance, commercial grade, LED replacement lamps, LED fixtures and LED-based signage, channel-letter and contour lighting products. We sell these products under the Seesmart, Array Lighting, Lumificient, Sentinel and Relume brand names. Our products incorporate many proprietary and innovative features. We believe that our product offering and patented designs provide opportunities for significant savings in energy and maintenance costs without compromising the environment.

We have approximately 103 full-time employees and several part-time employees and maintain sales and distribution operations in the United States. Our principal executive offices are located at 177 Broad Street, 12th Floor, Stamford, Connecticut 06901.

1.2	Products Overview

Our product lines are classified into two categories: LED replacement lamps and fixtures and LED signage and lighting strips. The LED replacement lamps and fixtures segment includes the Seesmart business, the Relume business and the Array business, which has been integrated with the Seesmart business. The LED signage and lighting strips segment is comprised of the Lumificient business. Our primary products are:

Commercial lamps and fixtures

Seesmart and Relume are the primary operating entities under the Revolution umbrella for LED commercial lamps and fixtures products, which comprise the following commercial indoor and outdoor lighting products:

•	Smart Grid Control Systems

•	Garage and Parking-Lot Lighting

•	Decorative Lighting

•	High- and Low-Bay Lighting

•	Multi-Purpose Lighting

•	Linear Tube Lighting

•	Luminaire Retrofit Kits

•	Streetlights

•	Outdoor Lighting Fixtures

These categories encompass well over 1,000 different products with various color-temperature choices, optic angles, lens options, and wattages. Applications include interior use, outdoor use, new fixture installation, retrofit installation, smart grid control systems and integration of our LED technology into custom applications.

LED Replacement Lamps

These products are targeted at replacing PAR/R series lamps. Specific units have the Energy Star qualification.

Signage, Media and Strip Lighting

Lumificient and Relume offer products that target the signage market, primarily with the Hyperion R-Lite™ and Relume’s patent silver circuitry. Increasingly, these products are expanding into non-signage applications, such as vending machines, illuminated display tables, and architectural applications. These products are energy-efficient, easy to install, and highly dependable.

1.3	Supply Chain Overview

We design and engineer our products and outsource a significant portion of the manufacture and assembly of our products to a number of contract manufacturers both domestically and internationally. These contract manufacturers purchase the components for our products based on specifications provided by us and provide the necessary facilities and labor to manufacture our products. These facilities are located in the United States, China and Taiwan. We leverage the strength of the contract manufacturers and allocate the manufacture of specific products to the contract manufacturer best suited to the task. In addition, some of our products use a custom LED package and are sourced from a limited number of suppliers.

It is not practicable to conduct a survey of all of our suppliers; therefore, we believed a good faith reasonable due diligence approach was to conduct a survey of substantially all of our direct suppliers. In designing our due diligence approach, we assessed our industry to confirm that this risk-based approach is consistent with the approach of our peers in addressing the Rule.

In accordance with the recent “Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule” issued on April 29, 2014, this Report includes:

•	a description of the measures we took to exercise due diligence on the Conflict Minerals’ source and chain of custody;

•	a description of the products manufactured or contracted to be manufactured that contain Conflict Minerals;

•	the facilities used to process the Conflict Minerals;

•	the country of origin of the Conflict Minerals to the extent available; and

•	the efforts to determine the mine or location of origin.

Because of our size, the breadth and complexity of our products, and constant evolution of our supply chain, it is difficult to identify sources upstream from our direct suppliers and our manufacturers. Accordingly, we participate in a number of industry-wide initiatives described in Section 2 of this Report. This Report is available on our website at www.rvlti.com.

1.4	Conflict Minerals Policy

On October 22, 2013, we adopted the conflict minerals policy statement set forth below (the “CM Policy”):

Revolution Lighting Technologies, Inc. supports the goals expressed by Congress in enacting Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act: to help end the human rights abuses in the Democratic Republic of the Congo and adjoining countries that are being financed by the exploitation and trade of “conflict minerals” by armed groups in the region. Congress and the U.S. Securities and Exchange Commission have defined “conflict minerals” as columbite-tantalite (coltan), cassiterite, gold, wolframite and their derivatives, which are limited to tantalum, tin and tungsten. The U.S. Secretary of State could expand this list of derivatives in the future. Revolution Lighting Technologies, Inc. is committed to complying with the reporting and due diligence obligations required by Section 1502 and SEC rules. We are in the process of conducting an inquiry of our suppliers to determine the source of any conflict minerals used in our products or components. Our suppliers, in turn, are required to conduct the same inquiry with their own suppliers. We will evaluate our relationships with our suppliers after analyzing the results of our due diligence efforts. Our goal is for our products and components to be “conflict free.”

Our CM Policy is publicly available on our website, www.rvlti.com, by following links to “Investor Relations,” “Corporate Governance,” “Governance Documents,” “Conflict Minerals Policy.”

2.	Due Diligence Process

2.1	Design of Due Diligence

We have conducted a good faith reasonable country of origin inquiry regarding Conflict Minerals. In October 2013, we initiated our due diligence measures, which are designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High-Risk Areas, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

2.2	Management Systems

As described above, we have adopted the CM Policy, which is posted on our website, www.rvlti.com, by following links to “Investor Relations,” “Corporate Governance,” “Governance Documents,” “Conflict Minerals Policy.”

Internal Team

We are continuing the development and implementation of our management system for conflict minerals. Currently, each of our subsidiaries has designated employees who have been responsible for communicating with our direct suppliers and manufacturers to collect the requisite information for compliance with the Rule. The designated employees, in turn, report the results to Charles Schafer, our Chief Financial Officer, and our outside counsel. We utilize the Conflict Free Sourcing Initiative (“CFSI”) Conflict Mineral Reporting Template to collect, manage, aggregate, and report Conflict Minerals information, which we believe is an industry standard practice. As we continue to implement our management system for conflict minerals, the designated employees at each of our subsidiaries will be required to periodically report on compliance matters regarding the Rule to a designated supervisor for Conflict Minerals.

Control Systems

Our supply chain is complex and includes many third parties between our direct suppliers and the original sources of the Conflict Minerals. As a result, we do not purchase Conflict Minerals directly from smelters or refiners and, therefore, do not have a direct relationship with smelters and refiners. In addition, we outsource a significant portion of the manufacture and assembly of our products to a number of contract manufacturers both domestically and internationally and do not have direct relationships with the suppliers of our manufacturers. We utilize the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiatives (“EICC-GeSI”), which is an industry-wide initiative to disclose upstream sources in the supply chain.

Our employees are expected to comply with our Code of Business Conduct and Ethics. In addition, going forward, regardless of whether suppliers are directly subject to the Rule, our CM Policy will be incorporated by reference into each of our purchase orders.

Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have provided education for our suppliers that are not required to be compliant with the Rule and encouraged our supply base to utilize EICC-GeSI, which is made available to them on a cost-free basis. In addition, going forward, regardless of whether suppliers are directly subject to the Rule, our CM Policy will be incorporated by reference into each of our purchase orders.

Grievance Mechanism

Our employees and others acting on behalf of the Company, either directly or anonymously, may report misconduct, raise issues or ask questions, including with respect to any questionable accounting, internal control or auditing matters, concerning the Company. Reports may be made confidentially and/or anonymously through the Company’s Whistleblower Hotline, telephone 855-791-1346, or online at https://secure.ethicspoint.com/domain/media/en/gui/38491/index.html.

Stockholders or any other interested party may communicate with the Company’s Board of Directors by mailing a communication to the entire Board or to one or more individual directors, in care of the Secretary, Revolution Lighting Technologies, Inc., 177 Broad Street, Stamford, Connecticut 06901. All communications from stockholders to Board members (other than communications soliciting the purchase of products and services) will be promptly relayed to the Board members to whom the communication is addressed. All communications will be received and processed by the Secretary of the Company. Unless indicated otherwise, communications about accounting, internal control and audits will be referred directly to the Audit Committee.

Maintain Records

Our current policy is to retain all relevant documentation concerning our Conflict Minerals due diligence indefinitely.

2.3	Identify and Assess Risk in the Supply Chain

Because of our size, the breath and complexity of our products, and constant evolution of our supply chain, it is difficult to identify sources upstream from our direct suppliers. Accordingly, we participate in a number of industry-wide initiatives as described above.

We have identified our direct suppliers and we rely on these suppliers, whose components may contain Conflict Minerals, to provide us with information about the source of such Conflict Minerals contained in the components supplied to us. Our direct suppliers and contract manufacturers are similarly reliant upon information provided by their suppliers, many of which are also subject to the Rule.

2.4	Design and Implement a Strategy to Respond to Risks

In response to this risk assessment, we are continuing the development and implementation of a risk management plan, through which the Conflict Minerals program is implemented, managed and monitored. Updates to this risk assessment will be provided regularly to our senior executive officers.

As part of our risk management plan, to ensure suppliers understand our expectations, we have included our CM Policy on our website. This practice also helps us to ensure that our employees are knowledgeable of the Rule and have the ability to inform our suppliers of the Rule. Going forward, regardless of whether suppliers are directly subject to the Rule, our CM Policy will be incorporated by reference into each of our purchase orders. In addition, we intend to implement a continuing internal education program for our employees to ensure compliance with the Rule.

As described in our CM Policy, we would engage any of our suppliers whom we have reason to believe are supplying us with Conflict Minerals from sources that may support conflict in any of the Covered Countries to establish an alternative source of such Conflict Minerals that does not support such conflict, as provided in the OECD guidance. During the Reporting Period and as of the date hereof, we have found no instances where it was necessary to terminate a contract or find a replacement supplier.

2.5	Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with smelters and refiners and do not perform or direct audits of these entities within our supply chain.

3.	Due Diligence Results

Requested Information

We conducted a survey of substantially all of our direct suppliers utilizing the CFSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide materials within a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of Conflict Minerals included in a company’s products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool are available on EICC’s website. We understand that the Template is being used by many companies in their due diligence processes related to Conflict Minerals.

Survey Responses

Through the date of this Report, Seesmart received responses from approximately 86% of the suppliers it contacted, and each of Lumificient and Relume received responses from substantially all of the suppliers each of them contacted. Relume also contacted distributors, which account for less than 15% of its inventory. Approximately 75% of the distributors responded. We reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the Template. Where further engagement was necessary, we have worked directly with these suppliers to provide us with revised responses. During the Reporting Period and as of the date hereof, we have found no instances where it was necessary to terminate a contract or find a replacement supplier.

Many of the responses received provided data at a company or divisional level or, as described above, were unable to specify the smelters or refiners used for components supplied to us.

Efforts to Determine Mine or Location of Origin

Through our participation in CFSI, the OECD implementation programs, and requests to our suppliers to complete the Template, we have determined that seeking information about smelters and refiners that may be included in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of any Conflict Materials that may be used in our products.